

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, NY 10004

>   **Re: Livento Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed September 27, 2022**
>   **File No. 000-56457**

Dear David Stybr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2022 letter.

Form 10-12G/A filed on September 27, 2022

Explanatory Note, page 2

1.   We note your assertion that "[o]nce this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act..." Revise your disclosure here and where applicable to reflect the fact that the registration statement became automatically effective on September 16, 2022. Given the scope of our outstanding comments, address any related risks to the company.

Present Operations, page 8

2.   Please expand your disclosure regarding BOXO Productions. For example:
   • Explain the anticipated timeline for choosing, funding, and completing projects. Disclose the status of the six movies and twelve television productions you have

planned for 2022.
- You disclose that BOXO does not employ any personnel. Please explain how this comports with your subsequent disclosure that the BOXO "team" has worked on multiple large productions. Disclose which members of BOXO's team have worked on these movies and disclose their current roles at BOXO.
- We note your disclosure on page 12 that BOXO's projects "frequently" cost over $30 million. Please provide the basis for this statement. In this regard, we note that BOXO has a limited operating history of several months and does not appear to have completed any projects.
- Please provide context for your disclose on page 16 that "[n]ew movies are lined up every two weeks." Explain whether this is a historical trend or anticipated business plan. Please disclose whether you have the resources to operate multiple productions simultaneously.

Please provide risk factor disclosure regarding all material risks associated with your BOXO Productions projects.

Trends in the Market, page 9

3.   Please discuss the market in which Elisee operates, including the nature of any competitors. Please disclose any material regulatory requirements with which Elisee must comply. Additionally, we note your discussion of "points E, N, and J" as allowable factors for an investor; please explain whether these letters refer to specific factors or are meant as variables.

Risk Factors, page 11

4.   We note your response to our prior comment 6. Please ensure you include risk factors covering all material risks to your business. These could include, for example, legal and financial liabilities, cybersecurity concerns, compliance with relevant laws and regulations, and adverse industry trends, among others.

Critical Accounting Policies
Revenue Recognition, page 18

5.   We note your response to comment 9, however your disclosure has not changed. As such, we reissue our prior comment 9. Please expand your revenue recognition disclosure to include information required by ASC 606-10-50.

6.   You disclose on page 18 that, "The Company recognizes software service fees over time as performance obligations are satisfied over the life of the service, usually, with an average duration of one- year." However, in the notes to your financial statements on page 40 you state, "The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance

obligations are transferred to customers at a point in time, typically upon delivery." These two statement appear to contradict each other. Please revise accordingly. Refer to your basis in accounting literature.

Financial Information
Critical Accounting Policies
Going Concerned, page 18

7.   Your disclosure that your cash balances as of June 30, 2022 were $347,833 appears to be an error. Please revise so it matches your Statement of Cash Flows.

Results of Operations, page 19

8.   Please label financial statements presented on pages 19-20 as audited or unaudited, as applicable.

9.   Your table on page 20 shows "merchandise sales," however, your discussion explains that your revenue came from "Elisee and management services." Please clarify and revise accordingly.

10.   We note your response to comment 8 and your new disclosure on page 21. However, the first paragraph of your discussion regarding the years ended 2020 and 2021 is difficult to understand. For example, it is not clear if the revenue discussion relates to the year ended December 31, 2020 or December 31, 2021. Also, you discuss profit and loss for the year ended December 31, 2022 versus 2020. Please revise to discuss these periods in a clear manner, explaining all fluctuation accurately as per the profit and loss table above it.

11.   We note that you do not record cost of goods sold for the periods presented. In this regard, please clarify why hardware and software costs, amortization expense, salaries, cloud fees, and server expenses are not included in cost of goods sold. Tell us what you believe to be your direct costs versus indirect costs of revenue. Tell us why you believe indirect costs should not be included in cost of revenue. Please refer to guidance in Item 5-03 of Regulation S-X.

12.   We note your statement on page 23 that, "We are engaged in the production of three movies; where the first one should provide revenue during 1Q of 2023 and the others near the end of 2023." In this regard, disclose where costs related to the production of movies are recorded in your statements of operations.

Liquidity and Capital Resources, page 23

13.   We note your response to comment 11 and your new disclosure. However, there continues to be errors with regard to your statement of cash flows. Specifically, your statement of cash flows on page 23 does not match the statement of cash flows on page 47. Also, there appears to be typographical errors regarding the dates on the statement of cash flows on page 47. Please revise.

14. We note your response to our comment 12 and new disclosure on page 23. However, you did not disclose information regarding substantial doubt about your ability to continue as a going concern, as noted on pages 34 and 42. Please revise accordingly.

15. We reissue our prior comment 13. Your disclosure here that your cash resources are adequate contradicts your disclose on page 11 that they are inadequate. Please revise.

Certain Relationships and Related Transactions, and Director Independence, page 27

16. Please explain how Mr. Stybr's contribution of Livento Group, LLC constitutes a "capital contribution."

Financial Statement for the Six-Month Period Ended June 30, 2022
Balance Sheets at June 30, 2022 and December 31, 2021, page 44

17. We note that you have intangible assets of $20.2 million which are 87% of your total assets at June 30, 2022. As such, please disclose your accounting policy regarding your intangible assets. The disclosure should be specific and disclose how you acquired the intangible assets, what is included in intangible assets, and how you amortize your intangible assets including useful life. We refer you to guidance in ASC 350-30-50

Statements of Changes in Equity, page 46

18. Your first column in the Statements of Changes in Equity, where you disclose Common Shares, does not foot. The beginning balance is 763,090,000 and the ending balance is 209,001,268, with no explanation of why your shares outstanding have been reduced. Please revise accordingly. Also, provide footnote disclosure regarding any changes to common shares outstanding.

19. Provide footnote disclosure regarding preferred share issuance of $22,302,947. Your disclosure should be detailed as to why the preferred shares were issued, who received these preferred shares, and the terms of these preferred shares.

Statement of Cash Flows, page 47

20. We note you have cash outflows from investing activities of $(22,928,175) and cash inflows from financing activities related to additional paid in capital of $22,209,942. These two items appear to almost offset each other. If these items are noncash investing and financing activities, revise your statements of cash flows, and separately disclose noncash investing and financing activities on the same page as the statements of cash flows or in a separate footnote in accordance with ASC 230-10-50-3.

General

21. We note your response to comment 20; however, the requested information was not provided to us or disclosed. As such we reissue our prior comment 20. We note Livento Group LLC merged with NUGN on March 31, 2022. Tell us how you accounted for this

transaction, referring to your basis in the accounting literature. Disclose who is the accounting acquirer and the consideration paid. Tell us how you considered Item 3-05 of Regulation S-X with regard to providing historical financial statements of the operating company. Provide business combination disclosure in accordance with ASC 805-10-50 in the notes to your financial statements for the six-month period ended June 30, 2022.

22. We note your response to comment 21; however, your financial statements presented on pages 19-20 in the MD&A and your financial statements presented on pages 35-36 and 44-45 continue to appear inconsistent. As such, we are reissuing our prior comment 21. Please revise to provide consistent and accurate financial statements throughout your filing.

23. Please provide context for the following statements on page 48. Ensure that the basis for each statement is clear and supported by corresponding disclosures throughout the filing.
    - "Livento manages IPO of EURO DOT, logistics focused company with acquisition target having revenues USD 12+ million with target to grow this business as demand for logistics is heavily growing in middle Europe the main market for the company is."
    - "Livento Group LLC inserted into NUGN excess of $21,000,000 in combined real estate and cash, equities, proprietary AI and Machine Learning programs, and film projects."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frank J. Hariton